SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 2 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                               NTS-PROPERTIES VII
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                September 2, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 2 dated December 22, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on September 2, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company (the "Bidder") regarding the offer of NTS-Properties VII and the Bidder (collectively, the "Offerors") to purchase in the aggregate up to 20,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated September 2, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on November 30, 1999. The Offerors announced their intention to extend the Expiration Date of the Offer to December 15, 1999 with a Press Release and a notice to the Limited Partners dated November 2, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on November 2, 1999. As of December 15, 1999 a total of 41,652 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 20,000 Interests and all 41,652 Interests tendered were accepted by the Offerors, without proration. NTS Properties VII repurchased 10,000 of these Interests. The Bidder purchased 31,652 of these Interests. By Press Release dated December 22, 1999, the Offerors announced: (i) that the Offer had terminated as of December 15, 1999, as originally scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with General Instruction D to Schedule 14D-1. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to all securities acquired by the Bidder pursuant to the Offer.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): ORIG, LLC ("ORIG")

--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG beneficially owns 54,985 of the limited partnership interests in NTS-Properties VII., Ltd. (the "Partnership").
                  (1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  9.89%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------




         (1) ORIG disclaims beneficial ownership of 7,539 of these Interests consisting of: (i) 1,796 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) 5,738 Interests owned by BKK Financial, Inc., an Indiana corporation; and (iii) five Interests owned by the General Partner. Mr. J.D. Nichols is the Chairman of the Board of the corporate general partner of Ocean Ridge. Barbara Nichols, Mr. Nichols' wife, is the sole limited partner of Ocean Ridge. Mr. Nichols' wife and daughters are the sole owners of BKK Financial, Inc.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: J.D.Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  J. D. Nichols beneficially owns 54,985 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  9.89%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 12,284 of these Interests, consisting of: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 5,738 Interests owned by BKK Financial, an Indiana corporation; and (iv) 4,745, or 10%, of the Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 54,985 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  9.89%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 50,240 of these Interests, consisting of: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 5,738 Interests owned by BKK Financial, an Indiana corporation; and (iv) 42,701, or 90%, of the Interests owned by ORIG.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

          Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

         Except for the purchase of 41,652 Interests for $6.00 per Interest by the Offerors as of December 15, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty
(40) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(8)  Press Release by the Offerors dated December 22, 1999.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 22, 1999              ORIG, LLC, a Kentucky limited liability
                                        company

                                        By: /s/ J. D. Nichols
                                            ---------------------
                                            J.D. Nichols,
                                            Its:     Managing Member


                                        J. D. NICHOLS
                                        /s/ J. D. Nichols
                                        -----------------
                                        J.D. Nichols


                                        BRIAN F. LAVIN
                                        /s/ Brian F. Lavin
                                        ------------------
                                        Brian F. Lavin

                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(8)              Press Release by the Offerors dated December  22, 1999

                                                                  Exhibit (a)(8)









             Press Release by the Offerors dated December 22, 1999.

         Louisville, Kentucky December 22, 1999. NTS-Properties VII announced today that the issuer tender offer for up to 20,000 Limited Partnership Interests in NTS-Properties VII, which commenced on September 2, 1999, was amended on November 2, 1999, and expired on December 15, 1999.

         The final results of the Offer are as follows: As of December 15, 1999, a total of 41,652 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 20,000 and all 41,652 Interests tendered were accepted by the Offerors, without proration. NTS-Properties VII repurchased 10,000 Interests at a price of $6.00 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 31,652 Interests at a price of $6.00 per Interest. Limited Partners whose Interests were purchased as of December 15, 1999 were granted rescission and withdrawal rights through the expiration date of December 15, 1999.